NEWS RELEASE

ANTELOPE-2 REACHES TOTAL VERTICAL DEPTH,
PREPARATIONS FOR HORIZONTAL EXTENSION UNDER WAY

Cairns, Australia and Houston, TX -- February 01, 2010 -- InterOil Corporation (NYSE: IOC) (POMSoX: IOC) today announced that it has drilled the Antelope-2 well to total vertical depth (TVD) at 8,087 feet (2,465 meters) with preparations now in place to drill a horizontal extension.  The last 328 feet (100 meters) drilled is currently being logged and evaluated.  Previously, the Company had logged and performed drill stem tests (DST’s) #3 and #3-A to a maximum depth of 7,760 feet (2,365 meters), an increase of 131 feet (40 meters) since DST#2 was reported on January, 11 2010.

Key results derived from the Antelope-2 well to date include:
1)	1,729 feet (527 meters) hydrocarbon column height.
2)	Hydrocarbons encountered 361 feet (110 meters) higher than pre-drill estimates.
3)	Confirmed increasing condensate-to-gas ratio with depth.
4)	Average porosity of 13%, a 48% increase over Antelope-1.
5)	Net to gross of 70.7%, a 5.6% increase over Antelope-1.
6)	Identified zone of interest for horizontal extension,
7)	Average porosity in zone of interest increased 34% over the comparable zone in Antelope-1.
8)	Extension of reef facies 2.3 miles from Antelope-1.

Preliminary log and test results to 8,087 feet (2,465 meters) confirm a continuous hydrocarbon column of 1,739 feet (530 meters) down to a water contact estimated at 7,760 feet (2,365 meters).  These results indicate a zone of interest above 7,700 feet (2,347 meters), which will be the target of the planned horizontal extension.  The objectives of the horizontal are to: 1) test fluid content, 2) test flow capacity, 3) test the lateral variability of reservoir, and; 4) evaluate the hydrocarbon content away from invasion of any drilling fluids lost to the formation during drilling.

Testing for commerciality of oil shows evidenced in cores and mud shows which was announced on January 20, 2010, is still being conducted and is also one of the key objectives for the horizontal extension.  The horizontal drilling and evaluation is expected to be completed by mid-March.  The Company will provide a full technical update of all the well testing results and analysis at that time.
InterOil News Release

The evaluation of the Antelope reef structure, which was the purpose of Antelope-2 well, will be the subject of an updated resource evaluation currently being conducted by certified independent reservoir engineers for release with the Company’s annual filings.  The volumes of natural gas and condensate estimated in the Elk/Antelope structure continue to form the basis of discussions with potential industry and investment partners.

Phil Mulacek stated, “We are very pleased with the results of the Antelope 2 well, which will be the main inputs into updating our resource estimates and which we expect will help progress our negotiations with potential condensate stripping and LNG partners.“

About InterOil

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region.  InterOil’s assets consist of petroleum licenses covering about 3.9 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea.  In addition, InterOil is a shareholder in a joint venture established to construct an LNG plant on a site adjacent to InterOil’s refinery in Port Moresby, Papua New Guinea.
InterOil’s common shares trade on the NYSE in US dollars.

Investor Contacts for InterOil:
Wayne Andrews	Anesti Dermedgoglou
V. P. Capital Markets	V.P. Investor Relations
Wayne.Andrews@InterOil.com	Anesti@InterOil.com
The Woodlands, TX USA	Cairns Qld, Australia
Phone: +1-281-292-1800	Phone: +61 7 4046 4600

Media Contact for InterOil:
Andrea Priest/Ed Trissel
Joele Frank, Wilkinson Brimmer Katcher
Phone: +1-212-355-4449

InterOil News Release

Forward-Looking Statements
This press release may include “forward-looking statements” as defined in United States federal and Canadian securities laws.  All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements, including in particular statements concerning drilling and testing of the Antelope-2 well and the drilling and testing of a horizontal well in the Elk/Antelope field, the exploration for commercial quantities of oil, the potential to be able to commercially exploit any hydrocarbons from the Elk/Antelope field and negotiations with potential partners concerning investment in the field.  These statements are based on certain assumptions made by the Company based on its experience and perception of current conditions, expected future developments and other factors it believes are appropriate in the circumstances.  No assurances can be given however, that these events will occur.  Actual results will differ, and the difference may be material and adverse to the Company and its shareholders.  Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements.  Some of these factors include the risk factors described in the company’s filings with the Securities and Exchange Commission and SEDAR, including but not limited to those in the Company’s Annual Report for the year ended December 31, 2008 on Form 40-F and its Annual Information Form for the year ended December 31, 2008.  In particular, there is no established market for natural gas in Papua New Guinea, and no guarantee that gas, gas condensate or oil from the Elk/Antelope field will ultimately be able to be extracted and sold commercially.

Investors are urged to consider closely the disclosure in the Company’s Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its and its Annual Information Form available on SEDAR at www.sedar.com, including in particular the risk factors discussed in the Company’s filings.

We currently have no reserves as defined in Canadian National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities.  All information contained herein regarding resources are references to undiscovered resources under Canadian National Instrument 51-101, whether stated or not.

InterOil News Release